UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of JANAURY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  January 12, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
HALO RESOURCES LTD. ( THE "CORPORATION")


TO BE HELD AT:        SUITE 1305, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 THURSDAY, FEBRUARY 15, 2007

TIME:                 10:00 AM (PACIFIC TIME)

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, Nick DeMare, Chairman and CFO of the Corporation, or failing this person, Harvey Lim, Corporate Secretary of the Corporation, or in the place of the foregoing, ______________________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


           THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
              SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE





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                                      -2-



RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                            For       Withhold

1.   To elect as Director, Marc Cernovitch
                                                          ---------   ----------
     To elect as Director, Nick DeMare
                                                          ---------   ----------
     To elect as Director, Tom Healy
                                                          ---------   ----------
     To elect as Director, William Lee
                                                          ---------   ----------
     To elect as Director, Andrew Carter
                                                          ---------   ----------
     To elect as Director, Ewan Downie
                                                          ---------   ----------
     To elect as Director, Lynda Bloom;
                                                          ---------   ----------

2.   To appoint D & H Group LLC as Auditors of the
     Corporation;
                                                          ---------   ----------

                                                            For        Against

3.   To determine the number of Directors at seven;
                                                          ---------   ----------

4.   To authorize the Directors to fix the auditor's
     remuneration;
                                                          ---------   ----------

5.   To consider, and if thought fit, to pass an ordinary
     resolution to ratify, confirm and approve the
     Corporation's stock option plan;
                                                          ---------   ----------

6.   To transact such other business as may properly come
     before the Meeting.
                                                          ---------   ----------

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE: _____________________________________________________________________


PLEASE PRINT NAME: _____________________________________________________________


DATE: __________________________________________________________________________


NUMBER OF SHARES REPRESENTED BY PROXY:  ________________________________________


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                                      -3-


                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICE OF COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL OR BY FAX NO LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE TRUST COMPANY IS ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100
UNIVERSITY   AVENUE,   TORONTO,   ONTARIO,   M5J  2Y1  AND  ITS  FAX  NUMBER  IS
1-866-249-7775.
================================================================================

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